                                                                      EXHIBIT 12

                                     TRIMAS
                                   EXHIBIT 12
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                             (DOLLARS IN THOUSANDS)

                                                              For the Years Ended December 31
                                                              -------------------------------
                                                                 One Month   Eleven Months
                                                                   ended         ended
                                         2002          2001       12/31/00      11/28/00        1999       1998 (1)
                                         ----          ----       --------      --------        ----       --------
EARNINGS (LOSS) BEFORE INCOME
TAXES AND FIXED CHARGES:

Income (loss) from continuing
   operations before income taxes       $  3,120     $ (9,450)    $ (5,250)   $  42,190      $  65,000   $  49,910

Deduct equity in undistributed
   earnings of                                                                                          -
   less-than-fifty-percent owned
   companies                                   -            -            -            -              -           -

Fixed charges                             62,360       74,930        5,160       57,430         57,380      62,110
Deduct capitalized interest                  (30)        (110)         (20)        (200)          (260)       (220)
Depreciation of fixed charges                 20           10            -           50             30          10
Estimated interest factor for
   rentals                                     -            -            -            -              -           -
                                        --------     --------     --------    ---------      ---------   ---------
Earnings (loss) before income taxes
   and fixed charges                    $ 65,470     $ 65,380     $   (110)   $  99,470       $122,150   $ 111,810
                                        ========     ========     ========    =========       ========   =========

FIXED CHARGES:

Interest on indebtedness, net             60,010       73,130        5,000       55,390         55,380      60,290
Capitalized interest                          30          110           20          200            260         220
Estimated interest factor for rental       2,320        1,690          140        1,840          1,740       1,600
                                        --------     --------     --------    ---------      ---------   ---------

Total fixed charges                       62,360       74,930        5,160       57,430         57,380      62,110
                                        --------     --------     --------    ---------      ---------   ---------

Total fixed charges                     $ 62,360     $ 74,930     $  5,160    $  57,430      $  57,380   $  62,110
                                        ========     ========     ========    =========       ========   =========

RATIO OF EARNINGS TO FIXED CHARGES         1.0         0.9         (0.02)        1.7             2.1        1.8
                                        ========     ========     ========    =========       ========   =========

Notes:

         (1)      Metaldyne acquired TriMas in January 1998. Financial results for the 21 days prior to Metaldyne's acquisition have not been included because the results were determined on a different accounting basis.

         (2)      For the period ended December 31, 2000, and year ended
                  December 31, 2001, additional earnings of $5.3 million and
                  $9.6 million, respectively, would have been required to make the ratio 1.0x.